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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

VYSIS, INC.

(Name of Subject Company (Issuer))

RAINBOW ACQUISITION CORP.
a wholly owned subsidiary of
ABBOTT LABORATORIES
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

928961-10-1
(CUSIP Number of Class of Securities)
 Jose M. de Lasa
Senior Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With a copy to:
 Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$375,598,258.50	$75,119.66

*
Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 10,291,789 outstanding shares of common stock of Vysis, Inc. at a purchase price of $30.50 per share. The transaction value also includes the offer price of $30.50 per share multiplied by 2,022,908, the estimated number of options outstanding under Vysis, Inc.'s employee stock option plans which are or will be, as a result of the transaction, exercisable for shares of common stock of Vysis, Inc. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
/
/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
/
/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  /x/
  third-party tender offer subject to Rule 14d-1.
  /
  /  issuer tender offer subject to Rule 13e-4.
  /
  /  going-private transaction subject to Rule 13e-3.
  /
  /  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

    This Tender Offer Statement on Schedule TO relates to the offer by Rainbow Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase all of the outstanding shares of common stock, par value $.001 per share, (the "Shares") of Vysis, Inc., a Delaware corporation (the "Company"), for $30.50 per Share in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated October 31, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

    Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

    The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
The subject company and issuer of the securities subject to the offer is Vysis, Inc., a Delaware corporation. Its principal executive office is located at 3100 Woodcreek Drive, Downers Grove, Illinois, 60515-5400 and its telephone number is (630) 271-7000.

(b)
This Statement relates to the offer by the Purchaser to purchase all outstanding Shares for $30.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

(c)
The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

    (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

    (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences," "Certain Effects of the Offer" and "Certain Conditions of the Offer" is incorporated herein by reference.

    (a)(1)(ix), (xi) Not Applicable.

    (a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled "Certain United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

    (a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

    (a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company," "Dividends and Distributions" and "Certain Effects of the Offer" is incorporated herein by reference.

    (c)(2)  None.

Item 7. Source and Amount of Funds or Other Consideration.

    (a), (d) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

    (b)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

    The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

    Not applicable.

Item 11. Additional Information.

    (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Abbott and the Purchaser" and "The Transaction Documents" is incorporated herein by reference.

    (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Terms of the Offer," "The Transaction Documents," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (a)(4)  The information set forth in the section of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

    (a)(5)  None.

    (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated October 31, 2001.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Press Release issued by Abbott on October 24, 2001, incorporated herein by reference to the Schedule TO filed by Abbott on October 24, 2001.
(a)(5)(B)	Summary Advertisement as published in The Wall Street Journal on October 31, 2001.
(a)(5)(C)	Press Release issued by Abbott on October 31, 2001.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott, the Purchaser and Vysis.
(d)(2)	Stockholder Agreement, dated as of October 24, 2001, by and among Abbott, the Purchaser, Amoco Technology Company, and BP America Inc.
(d)(3)	Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between Vysis and Abbott.
(d)(4)	Confidentiality Agreement, dated August 21, 2001, between BP Corporation North America Inc. and Abbott.
(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES
	By:	/s/ RICHARD A. GONZALEZ Name: Richard A. Gonzalez Title: Executive Vice President, Medical Products
RAINBOW ACQUISITION CORP.
	By:	/s/ THOMAS D. BROWN Name: Thomas D. Brown Title: President
Dated: October 31, 2001

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 31, 2001.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Press Release issued by Abbott on October 24, 2001, incorporated herein by reference to the Schedule TO filed by Abbott on October 24, 2001.
(a)(5)(B)	Summary Advertisement as published in The Wall Street Journal on October 31, 2001.
(a)(5)(C)	Press Release issued by Abbott on October 31, 2001.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott, the Purchaser and Vysis.
(d)(2)	Stockholder Agreement, dated as of October 24, 2001, by and among Abbott, the Purchaser, Amoco Technology Company, and BP America Inc.
(d)(3)	Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between Vysis and Abbott.
(d)(4)	Confidentiality Agreement, dated August 21, 2001, between BP Corporation North America Inc. and Abbott.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE
EXHIBIT INDEX